Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: November 24, 2006

The following is an English language translation of an interview published in French in “Les Echos” in France on November 23, 2006.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

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Interview with Jean-François Cirelli, President and CEO of Gaz de France

“Our desire is to complete the transaction in February.”

November 23, 2006, Les Echos

Is the merger project between Suez and Gaz de France endangered by the decision of the Court of Appeals?

The project has experienced a real setback. But, as Gérard Mestrallet and myself immediately indicated, in our view, the project remains as pertinent as always for both of our companies. This project is in the interest of France and all of the stakeholders involved. What is at risk is the creation of a world leader in a sector that is more than just strategic for our country – energy. The cause is a good one. The cause is just. Notwithstanding our disappointment at the moment, we are convinced that we must move forward.

Since Tuesday night, we nonetheless have the impression that the sky has fallen on your head…

Yes. However, we are attached to social dialogue and the cooperation with our employees was extremely pronounced since the announcement of the merger. On the one hand, I note that, the two companies and the Minister of the Economy, Thierry Breton, interfaced with the trade unions for weeks to analyze the consequences of the transaction. In addition, the usual procedures were followed. As regards Gaz de France, not less than 14 meetings were held with employee representatives, of which 3 were held with the European workers’ council. There was an unprecedented effort to inform. During the negotiations with Brussels, we even communicated the conditions imposed upon us in real time. This decision is surprising, but we will obviously respect the court’s decision.

You speak of an unprecedented effort to inform. However, the unions have accused GDF’s management of being reluctant to communicate or to having done so in a rush. For you, wasn’t this a way of circumventing them?

Clearly, no. There is information that we cannot disclose simply because we do not have it ourselves! It must be understood that the merger process is long and complex. The unions were kept informed to the extent possible. The court (Tribunal de Grande Instance) itself underlined in its opinion on Tuesday that the information communicated to employee representatives was complete. As a matter of fact, the dossier that was transmitted to the employee representatives was the same as Suez’s. I note that, in the one case, it was considered sufficient (for the Franco-Belgian group, the informational process was completed without difficulty on November 3, 2006 – editor’s note). In the other case, the court considers that the information process must continue. I take note of this decision and I will comply with it.

Through the voice of Jean-Francois Copé, the government has asked you to communicate a new merger calendar “without delay”. Are you in a position to do this?

In order to respect the judge’s decision, we need to first wait for the report of the expert that was engaged on November 15 by the European workers’ council, wait ten days before asking the European workers’ council to give its opinion and then hold the board meeting which should have been held yesterday to approve the merger agreement. The objective is to accomplish all of this before year end.

This assumes that the merger agreement will be finalized in the next few weeks, and that the question of the exchange ratio will be decided. Is this the case?

The merger agreement is almost finalized. It seems premature to me to communicate on the exchange ratio. The goal is to reach agreement on this by the end of the year.

What then? If the boards of directors of the two companies manage to meet before December 31, how will you avoid the transaction calendar conflicting with the election calendar?

Don’t lose sight of the fact that this is first and foremost an industrial project between two companies. We are in the process of analyzing the delay necessary to hold our extraordinary shareholders’ meetings. We are working with the market authorities in France and abroad in order to determine the requirements relating to financial documentation. Based on that work, we will establish a new calendar. Today, our wish is to wrap this up in February.

Interview by Pascal Pogam